Yatra Online, Inc.

1101 03, 11th Floor, Tower B

Unitech Cyber Park

Sector 39, Gurgaon, Haryana 122002

India

VIA EDGAR AND FACSIMILE

May 22, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720
Attention: J. Nolan McWilliams and Julie Griffith

Re:                             Yatra Online, Inc.
Acceleration Request for Registration Statement on Form F-3
File No. 333-224661

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Yatra Online, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to Thursday, May 24, 2018, at 9:00 a.m. Eastern Time, or as soon thereafter as possible, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Jocelyn Arel of Goodwin Procter LLP at (617) 570-1067. We also respectfully request that a copy of the written order from the U.S. Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Jocelyn M. Arel, by email to JArel@goodwinlaw.com or by facsimile to (617) 321 4344.

In connection with the foregoing, the Company hereby acknowledges the following:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Jocelyn M. Arel of Goodwin Procter LLP at (617) 570-1067.

Sincerely,

YATRA ONLINE, INC.

/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

cc:	Alok Vaish, Yatra Online, Inc.
Jocelyn M. Arel, Yatra Online, Inc.
Michael J. Minahan, Goodwin Procter LLP
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.
Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.